UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Golden Heaven Group Holdings Ltd.’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of Golden Heaven Group Holdings Ltd. (the “Company”) was held at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001, on September 10, 2024, at 9:30 a.m., Eastern Time, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/GDHG2024, pursuant to notice duly given.

At the close of business on August 5, 2024, the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof, there were 171,550,000 Class A ordinary shares issued and outstanding, each entitled to one (1) vote, and 10,000,000 Class B ordinary shares issued and outstanding, each entitled to twenty (20) votes, representing all the Company’s outstanding voting securities. At the Meeting, the Company had shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing approximately 86% of the voting rights of the outstanding ordinary shares carrying the right to vote at the Meeting, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as a special resolution, the amendment to Article 12 of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “M&A”) to increase the votes per Class B ordinary share of the Company from 20 to 200 with effect from the date of the special resolution be approved, and the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to the meeting notice (the “Amended M&A”) as the new memorandum and articles of association of the Company, in substitution for the M&A, such that each Class B ordinary share confers 200 votes on the holder of such shares (“Resolution One”);

2.	as a special resolution, the reorganization of the Company’s share capital, to be effected at such time and date (the “Effective Time”), if at all, to be determined by the Company’s board of directors (the “Board of Directors”) in its sole discretion within one calendar year after the conclusion of the Meeting, as follows:

(a)	to increase of the Company’s authorized share capital from US$200,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value of US$0.0001 each, to US$210,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each (the “Share Capital Increase”);

(b)	upon completion of the Share Capital Increase, the Company’s authorized share capital of US$210,000 to be divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of 1:50, such that the authorized share capital of US$210,000 will be divided into: (i) 36,000,000 Class A ordinary shares of par value of US$0.005 each, and (ii) 6,000,000 Class B ordinary shares of par value of US$0.005 each (the “Share Consolidation”, together with the Share Capital Increase, the “Share Capital Reorganization”), where:

a.	the then issued Class A ordinary shares and then issued Class B ordinary shares in the capital of the Company each with a par value of US$0.0001 per share at Effective Time will be consolidated and divided at a share consolidation ratio of 1:50 so as to become such whole number of Class A ordinary shares and Class B ordinary shares with a par value of US$0.005 per share (after rounding, if necessary) as shall result therefrom (collectively, the “Consolidated Issued Shares”); and

b.	that, following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the Share Consolidation in the case of the shares from which it was derived;

(c)	at the Effective Time, the Fourth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix B to the meeting notice (the “Future Amended M&A”) be adopted as the new memorandum and articles of association of the Company, in substitution for the Amended M&A then in effect, to reflect the Share Capital Reorganization; and

(d)	that the Board of Directors be authorized to do all other such acts and things as the Board of Directors considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Reorganization, including determining whether to proceed with the Share Capital Reorganization by the Effective Time, determining the Effective Time, confirming the number of the Consolidated Issued Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary filing(s) to reflect the Share Capital Reorganization (if at all) (“Resolution Two”).

3.	as an ordinary resolution, the re-election of each of the five directors named in the proxy statement; namely, Jin Xu, Bin Chen, Daofu Lin, Michael John Viotto, and Jinhua Wang, each as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified (“Resolution Three”); and

4.	as an ordinary resolution, that the re-appointment of ASSENTSURE PAC as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2024 be approved, ratified and confirmed (“Resolution Four”).

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	323,365,326	1,765,837	73,785
2	Resolution Two	323,885,494	1,278,630	40,824
3	Resolution Three	323,843,449	1,200,084	161,415
4	Resolution Four	324,496,540	552,578	155,830

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: September 11, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

3